UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Edward G. Olifer
Kilpatrick Townsend & Stockton LLP
eolifer@kilpatricktownsend.com

Re: BB&T Corporation
Incoming letter dated December 22, 2016

Dear Mr. Olifer:

This is in response to your letter dated December 22, 2016 concerning the shareholder proposal submitted to BB&T by the AFL-CIO Equity Index Fund and the New York State Common Retirement Fund. We also have received a letter on the proponents' behalf dated January 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
Segal Marco Advisors
mobrien@segalmarco.com

January 17, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BB&T Corporation
Incoming letter dated December 22, 2016

The proposal requests that the compensation committee take into consideration the pay grades and/or salary ranges of all classifications of company employees when setting target amounts for CEO compensation.

We are unable to concur in your view that BB&T may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that BB&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that BB&T may exclude the proposal under rule 14a-8(i)(7). We note that the proposal focuses on senior executive compensation. Accordingly, we do not believe that BB&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Segal Marco Advisors

January 9, 2017

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to BB&T Corporation submitted by the AFL-CIO Equity Index Fund and the New York State Common Retirement Fund

Ladies and Gentlemen,

By letter dated December 22, 2016, BB&T Corporation ("BB&T" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if BB&T omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the AFL-CIO Equity Index Fund and the New York State Common Retirement Fund (the "Proponents").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to BB&T.

The Proposal requests that BB&T adopt a policy that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation.

BB&T claims that it may exclude the Proposal in reliance on Rule 14-8(i)(3) as vague and indefinite; on Rule 14a-8(i)(3) as materially misleading in violation of Rule 14a-9; and on Rule 14a-8(i)(7) as relating to ordinary business.

The Proponents dispute the Company's arguments for reasons explained below.

A. The Proposal is Not Vague or Indefinite

The Proposal asks the Company to consider pay to all employees when setting target pay for CEO compensation. The precedents cited by the Company to argue that the Proponents' language is vague and indefinite are unrelated to the Proposal. The terms noted in *Walgreens* ("executive pay rights"), *General Motors* ("incentives") and *Verizon* ("industry peer group") bare no similarity to the terms in the Proposal. As highlighted by the Company, the Staff held in *Fuqua Industries, Inc.* (Mar. 12, 1991) that a proposal is considered vague and indefinite if "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." The action requested is the Board's consideration and its disclosure of that consideration in the proxy statement. That point is clearly stated in the resolved clause.

The Company argues four phrases in the Proposal are vague or indefinite. The phrases in question are: "Take Into Consideration;" "Pay Grade and/or Salary Ranges;" "Classifications of Company Employees;" and "Target Amounts for CEO Compensation." Each of these phrases in question is discussed in turn.

Take Into Consideration: The Proponents believe that companies should not base executive compensation solely on what their peers are paying. One additional factor that companies should consider, according to the Proponents, is compensation to all other employees. "Take into consideration" is a self-explanatory phrase used in ordinary parlance and does not require further defining to ensure the Company and shareholders understand the term. Putting aside the Proponents' belief that this will help improve performance, the question raised by the Company appears to conflate "take into consideration" – i.e., the deliberative process – with resulting actions the Compensation Committee would take to implement the proposal.

Consideration could result in various actions depending on the Company's philosophical approach to compensation generally and its appetite for moving beyond a simple peer comparison for executive pay. Examples of other firms that report in their proxy statements that they consider other employee pay appears on page five of this letter. What actions it takes after that consideration is outside the scope of this Proposal. In fact, the Proposal specifically states "This proposal does not require the Compensation committee to use other employee pay data in a specific way to set CEO compensation targets. Under this proposal, the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets."

Pay Grade and/or Salary Ranges: BB&T argues that "The interpretation, metrics or methods employed by the Company to determine the definition of 'pay grades and/or salary ranges' of 'all classifications' of these employees could and likely would significantly differ among shareholders voting on the Proposal." It is BB&T's role to classify its employees as it sees fit. Shareholders do not need to know how BB&T classifies its employees by pay grade or salary range to express an opinion on whether the Company should consider pay to all employees when setting executive compensation.

Comparing by pay grade or salary range is more feasible than comparing CEO compensation to each employee's compensation. Shareholders voting on the Proposal will envision that the Company will consider pay across the organization, regardless of whether compensation is organized by pay grade, salary ranges or other terminology.

Classifications of Employees: BB&T notes in its request for no action relief that "The Company employs over 37,000 employees who perform a wide range of services for its customers over various geographic areas within the United States." The Company argues that the Proposal does not describe how the Company should determine the appropriate classification of Company employees pursuant to which the CEO's "target amounts" should be compared. How the Company classifies its employees is beyond the scope of the Proposal. Shareholders do not need to know how BB&T classifies various employees and what salary or pay each level of employee receives. The Proponents simply ask that when the Company is setting executive compensation, it consider pay allocated throughout the organization into whichever classifications the Company has already chosen. It is the Board's purview to decide whether internal pay equity matters and if so whether it matters only above a certain specified dollar amount or at all levels.

Target Amounts for CEO Compensation: The Company argues further that the Proposal is vague and indefinite because it uses expressions that are "not used by the Company in the 2016 Proxy Statement." The terms called into question by the Company are "target amounts for CEO compensation," "target CEO compensation," "target pay amounts," "CEO compensation" and "CEO compensation target amounts."

The Company's 2016 proxy statement does in fact use these terms only with a slightly different ordering to the words. "Target compensation" is used seven times to refer to compensation to both the CEO and to the Named Executive Officers (NEOs). "Target pay" is used twice in the Performance Philosophy section on page 37 on the proxy statement. The same page shows two pie charts entitled "CEO Target Pay" and "Other NEOs Target Pay" that portion out the categories of compensation (base salary, annual incentive, Options, RSUs, LTIP).

Logic would equate these phrases. For example, page 34 of the 2016 proxy statement states, "Approximately 86% of our **CEO's target compensation** for 2015 was variable (emphasis added)." Using similar language, the Proposal states: "Although many companies **target CEO compensation** at the median of their peer group, certain companies have targeted their CEO's pay above median (emphasis added). The terms "CEO's target compensation" and "target CEO compensation" are interchangeable because they have the same definition.

B. The Supporting Statement is Not Materially Misleading in Violation of Rule 14a-9

The Company argues that statements in the supporting statement "create improper implications regarding the compensation of the Company's Chief Executive Officer, as well as the compensation practices of the Company in general." The Company then points to statements that outline the Proponents' concerns about executive compensation generally that are not particular to BB&T specifically. The Company is mistaken when it refers to the following sentence as an implication: "Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median." The Proposal does not claim that BB&T is such a company. Rather, the Proposal expresses the concern that so long as any company targets CEO pay above the median, the peer group medians will be subject to inflation.

Similarly, the other two statements notated by the request for no action relief express the Proponents' concerns about executive compensation generally and do not implicate BB&T. The two statements are: "peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher" and "[h]igh CEO compensation can impact the morale and productivity of employees who are not senior executives." These general concerns extend well beyond one firm. BB&T was selected as one of the companies to receive the Proposal because the firm does not discuss any consideration of pay to non-executives when determining CEO pay targets.

The company-specific Glassdoor surveys and findings cited in the request for no action relief do not demonstrate that the Proposal's reference to the Glassdoor study on CEO pay is materially false and misleading. This study cited by the Proposal indicates that on average, higher CEO pay is linked to lower CEO approval by employees. The Proposal cites this study as a general concern about high CEO pay levels, and does not claim that this relationship has taken place at BB&T. As explained in Staff Legal Bulletin No. 14B (September 15, 2004), it is appropriate for BB&T to dispute the Glassdoor study with its own factual assertions in its statement of opposition to the Proposal rather than seek to exclude the Proposal from its proxy statement under Rule 14a-8(i)(3).

C. The Proposal Does Not Relate to Ordinary Business

The Company also argues unconvincingly that the proposal may be excluded under Rule 14a-8(i)(7) for dealing with a matter of ordinary business. As the Company correctly points out, the Staff historically has determined that proposals relating solely to executive compensation are generally not excludable. The Proposal does not ask to alter the compensation to non-executive employees as was the case with the precedents cited by the Company: *Xerox Corp.* (Mar. 31, 2000) where the proposal called for competitive compensation to all the Company's employees; *Raytheon Co.* (Mar. 11, 1998) where the proposal asked the company to publish total compensation paid to the lowest-paid U.S. worker among other items; *Yum! Brands, Inc.* (Feb. 24, 2015) where the proposal asked the company to make a report available on the median wage to its employees among other items.

The Proposal is distinct from *Xerox Corp.* (Mar. 31, 2000), *Raytheon Co.* (Mar. 11, 1998) and *Yum! Brands, Inc.* (Feb. 24, 2015) because it does not seek more information on or to change compensation to non-executive employees. Rather, the Proposal asks the Company to *consider* pay to other employees to ensure that CEO compensation is reasonable. The Proponents believe considering compensation throughout the Company as a whole is a superior approach to isolating CEO compensation and considering only the peer group when decided on pay amounts. The Proposal does not require the Compensation Committee to commit to or report on a particular pay ratio between the CEO and other NEOs or between the CEO and the median employee. Rather, it asks that the Company consider and then report on how it considers pay broadly throughout the firm when setting CEO pay.

Some companies already report information that would comply with the request of the Proposal. For example, FMC Corporation reported in its 2016 proxy statement that "The Company also believes that **internal equity is an important and necessary consideration in valuing jobs** (emphasis added)."

Anadarko Petroleum Corporation reported in its 2016 proxy statement that, "the Committee strongly considers other factors when making compensation decisions, such as individual experience, individual performance, **internal pay equity,** development and succession status, and other individual or organizational circumstances, including the current market and business environment (emphasis added)."

Finally, Chevron Corporation reported in its most recent proxy statement that "Our compensation programs have been designed with several important values and objectives in mind. These include**: ensuring strong alignment of the interests of our stockholders, the Company, and our employees**; paying for performance**; rewarding career employees**; **paying competitively, across all salary grades** and across all geographies; applying compensation program rules in a manner that is **internally consistent**; and being metrics-driven and properly balanced in our emphasis on short-term and long-term objectives and our use of measures based on absolute performance, relative performance against industry peers, historical performance, and progress on key business initiatives. (emphasis added)."

The three companies vary in their approach to how they consider pay throughout the firm when setting executive compensation but each statement confirms they do in fact consider pay to other employees and do not isolate executive pay decisions.

* * * * *

For the foregoing reasons, the Proponents believe that the relief sought in BB&T's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or mobrien@segalmarco.com.

Sincerely,

CC: Edward G. Olifer; Lynn Panagos; George Wong

KILPATRICK TOWNSEND
ATTORNEYS AT LAW

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858

direct dial 202 508 5852
direct fax 202 204 5614
eolifer@kilpatricktownsend.com

December 22, 2016

<u>VIA E-MAIL (shareholderproposals@sec.gov)</u>

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BB&T Corporation
Omission of Shareholder Proposal of AFL-CIO Equity Index Fund and New York State Common Retirement Fund From 2017 Annual Meeting Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of BB&T Corporation, a North Carolina corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by both the AFL-CIO Equity Index Fund (the "AFL-CIO") and the New York State Common Retirement Fund (the "Fund" and, together with the AFL-CIO, the "Proponents") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 Proxy Materials"). The Proposal contains multiple proposals, includes a materially misleading supporting statement (the "Supporting Statement") and relates to the Company's ordinary business operations. A copy of the Proposal, together with the Supporting Statement and related correspondence from the AFL-CIO, is attached hereto as <u>Exhibit A</u>. A copy of the Proposal, together with the Supporting Statement and related correspondence from the Fund, which was received by the Company subsequent to the AFL-CIO's submission, is attached hereto as <u>Exhibit B</u>.

The Company expects to file its definitive proxy statement for its 2017 annual meeting of shareholders on March 15, 2017, and this letter is being filed with the Commission no later than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The text of the resolution included in the Proposal, which was received by the Company from the AFL-CIO on November 15, 2016 and from the Fund on November 17, 2016, is as follows:

> **RESOLVED,** Shareholders of BB&T Corporation (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

The AFL-CIO and the Fund have each confirmed to the Company that they have submitted the Proposal as co-sponsors for inclusion in the 2017 Proxy Materials.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to:

(i) Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite, and subject to multiple interpretations, such that the Company and shareholders voting on the Proposal would not know with any reasonable certainty exactly what actions or measures the Proposal requires;

(ii) Rule 14a-8(i)(3), because significant portions of the Supporting Statement that is part of the Proposal are materially misleading in violation of Rule 14a-9; and/or

(iii) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

A. The Proposal May Be Omitted in its Entirety in Reliance on Rule 14a-8(i)(3) Because it is Inherently Vague and Indefinite, and Subject to Multiple Interpretations, such that the Company and Shareholders Voting on the Proposal Would Not Know With Reasonable Certainty what Actions or Measures the Proposal Requires.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, which are contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or supporting statement is appropriate when the language of the proposal or supporting statement is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also *Philadelphia Electric Company* (Jul. 30, 1992); *Walgreens Boots Alliance, Inc.* (Oct. 7, 2016) (concurring with the exclusion of a proposal under Rule l4a-8(i)(3) requesting that the board make a determination, before taking any action whose primary purpose is to prevent the "effectiveness of a shareholder vote," of whether there is a compelling "justification" for such action); *Alaska Air Group, Inc.* (Mar. 10, 2016) (excluding a proposal under Rule 14a-8(i)(3) that would require the company's management to "strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology" and "in all communication or reports to its shareholders . . . provide complete identification information on all consenting individuals or parties reported therein").

While the Staff has held the view that a proposal does not have to specify the exact manner in which it should be implemented, the Staff has long held that a proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

In the context of shareholder proposals relating to executive compensation, such as the Proposal, the Staff has permitted the exclusion of such proposals when they have failed to define key terms necessary to implement them. See *Boeing Co.* (Recon.) (Mar. 2, 2011) (the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" where the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.") See, *General Motors Corp.* (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the [CEO] and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)).

Similar to the excluded proposals in *Walgreens, Alaska Air Group, Boeing, General Motors and Verizon*, as identified below, several of the Proposal's key terms and phrases are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable degree of certainty what actions or measures the Proposal would require. The vague and indefinite nature of each of these terms compounds the vague and indefinite nature of how the Company and its stockholders may interpret them and the Proposal. As a result, the Company and its stockholders could reasonably have conflicting interpretations on the specific actions required by the Proposal.

- *"Take Into Consideration"* — The Proposal requests that the Compensation Committee of the Company's Board of Directors "take into consideration" the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. However, the proposal does not provide any explanation of what the phrase "take into consideration" is intended to mean, nor any clear indication of the action requested of the Compensation Committee. On the contrary, the Supporting Statement specifically states, "this proposal *does not require* the Compensation Committee to use other employee pay data *in a specific way* to set CEO compensation targets. Under this proposal the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets" (emphasis added). As a result, by definition, it is unclear what actions the Compensation Committee would need to take if the Proposal were adopted and, consistent with *Fuqua Industries*, "any action ultimately taken by the [C]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal."

- *"Pay Grades and/or Salary Ranges"* — The Proposal is similarly vague and indefinite with respect to the metrics of non-Chief Executive Officer compensation that it requests the Company to consider in setting "target amounts" for its Chief Executive Officer. The Proponents do not define either "pay grade" or "salary range" with respect to Company employees other than the Chief Executive Officer. The Company employs over 37,000 employees who perform a wide range of services for its customers over various geographic areas within the United States. The interpretation, metrics or methods employed by the Company to determine the definition of "pay grades and/or salary ranges" of "all classifications" of these employees could and likely would significantly differ among shareholders voting on the Proposal. It is left to the individual's imagination as to how the Company could or would compare employee data in a manner consistent with the Proposal and the manner in which shareholders envision the Proposal would be implemented.

- *"Classifications of Company Employees"* — The Proposal is vague and indefinite with respect to its subject matter populations and does not describe how the Company should determine the appropriate "classifications of Company employees" pursuant to which the Chief Executive Officer's "target amounts" should be compared. For example, the Supporting Statement discusses pay disparities between CEOs and "other senior executives" and also expresses the Proponents' view that the pay of "non-executive employees" should also be considered when setting "target amounts for the Chief Executive Officer's compensation." One interpretation of this standard would suggest that the Compensation Committee should take into consideration the compensation of both "other senior executives" and "non-executive employees" when setting "target amounts for the Chief Executive Officer." However, it is unclear whether "other senior executives" would include only named executive officers of the Company under Item 402 of Regulation S-K, any employee that receives more than a specified dollar threshold in compensation, or any employee with a certain title. Likewise, it is unclear how "non-executive employees" should be defined under the Proposal and Supporting Statement.

- *"Target Amounts for CEO Compensation"* **—** The Proposal is further vague and indefinite because it inconsistently uses general terms and expressions that are neither defined nor consistent with similar sounding or meaning terms used by the Company in its 2016 annual meeting proxy statement (the "2016 Proxy Statement). In the Proposal, the Proponents use the term "target amounts for CEO compensation," which is neither used by the Company in the 2016 Proxy Statement nor by the Proponents in the Supporting Statement**.** In the Supporting Statement, the Proponents use the terms "target CEO compensation" (twice), "target pay amounts," "CEO compensation" (four times) and "CEO compensation target amounts" (twice), none of which expressions specifically conform with terms that the Company uses to describe its compensation methodologies in the 2016 Proxy Statement.

  In order to make an informed decision on a shareholder proposal designed to influence the Company's compensation methodologies, at a minimum, shareholders must be presented with a consistent set of defined terms. The Proposal's terms are neither defined, consistent within the Proposal and Supporting Statement, nor consistent with those used by the Company in the 2016 Proxy Statement. In describing the compensation of the CEO and other named executive officers in the 2016 Proxy Statement, the Company uses the term "total compensation" 19 times. However, this term is never used by the Proponents in the Proposal or the Supporting Statement. The Company also uses the term "target amount" – but not "target amounts for CEO compensation" – four times in the 2016 Proxy Statement, but only in the context of long-term compensation. This could easily lead a shareholder to believe that the Proposal only applies to long-term compensation. Alternatively, a shareholder could interpret this expression as applying to the CEO's total compensation. Regardless, the Proponents' failure to adopt the Company's lexicon, or define or consistently use terms of their own, leaves it to each individual shareholder to decide which definition applies.

Additionally, the Proponents' failure to provide a proper context for the Proposal's implementation exacerbates the negative impact of the ill-defined terms. For example, if the Proposal's use of the term "CEO compensation" applies to all elements of compensation, including the CEO's base salary and other forms of consideration – such as incentive awards, benefits, perquisites, deferred compensation, and other similar items of income – the Proposal does not provide clarity or how such elements should be valued, or if their values should be precise or varying when being "taken into consideration" with respect to the "classifications of Company employees." Each of these deficiencies could and would likely produce various results and different interpretations depending on the exact definition used and the manner in which each is used.

Accordingly, for the aforementioned reasons, the Proposal is excludable in its entirety under Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite, and subject to multiple interpretations, and as such confusing such that the Company and shareholders voting on the Proposal could not know with any reasonable certainty exactly what actions or measures the Proposal requires.

B. The Proposal May Be Omitted in its Entirety in Reliance on Rule 14a-8(i)(3), Because Portions of the Supporting Statement Are Materially Misleading in Violation of Rule 14a-9.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule l4a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff recognized in SLB 14B that the exclusion of all or a part of a proposal or supporting statement may be appropriate where, among other circumstances, the company demonstrates objectively that a factual statement is materially false or misleading. Since publication of SLB l4B, the Staff has allowed the exclusion of proposals, supporting statements, or portions of each thereof, on the basis that such proposals or supporting statements included materially false or misleading statements or statements that were irrelevant to the proposal at hand. See, e.g. *Burlington Northern Santa Fe Corp.* (Jan. 22, 2002); *Boise Cascade Corp.* (Jan. 23, 2001); *Entergy Corp.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007): *The Bear Stearns Cos. Inc.* (Jan. 30, 2007).

The Supporting Statement for this Proposal introduces materially misleading and incomplete information in violation of Rule 14a-9. These statements create improper implications regarding the compensation of the Company's Chief Executive Officer, as well as the compensation practices of the Company in general.

The Supporting Statement states that "[a]lthough many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay *above the median*" (emphasis added). This implication is misleading and implies that the Company targets the pay of its Chief Executive Officer above the median, which is not the case. In the 2016 Proxy Statement, the Company disclosed that its Compensation Committee "is committed to implementing a strategy in 2016 to provide target compensation opportunities that *are aligned with the median* of the [Company's] Peer Group" (emphasis added). (BB&T 2016 Proxy Statement, p. 41). The Company further explained in the 2016 Proxy statement that the Compensation Committee has committed to providing target compensation opportunities that are aligned with the median of the Company's peer group even though the Company is above the median of the peer group in terms of size. Accordingly, the Supporting Statement's implication that the Company targets the pay of its Chief Executive Officer above the median of its peer group is improper and materially misleading.

The Supporting Statement provides that "peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher," which implies that the Company may intentionally include certain companies within its peer group for the purpose of inflating target compensation amounts for its Chief Executive Officer. However, as disclosed in the 2016 Proxy Statement, the Company explains that with respect to its peer group "[t]he nature of the market limits the number of larger peers with a reasonably comparable business model [to the Company], so [the Company] will, for the near term, continue to be one of the larger banks in [its] Peer Group." (BB&T 2016 Proxy Statement, p. 61). Read in conjunction with the disclosure in the preceding paragraph, this disclosure confirms the Company's Compensation Committee's thoughtful process regarding peer group selection, its keen awareness of the impact that peer group members might have on compensation levels and its commitment to a CEO compensation methodology designed to be comparable with the median of the Company's peer group, all of which contradicts the Supporting Statement's implication. Thus, it our belief that the Supporting Statement's implication that the peer group may be "cherry picked" to include larger or more successful companies is based on an unsupported and inaccurate premise and as such is improper and materially misleading.

The Supporting Statement provides that "[h]igh CEO compensation can impact the morale and productivity of employees who are not senior executives" and cites an August 2016 Glassdoor study that states that "[h]igher CEO compensation is statistically linked to lower CEO approval ratings on average." Implicitly, these statements are offered to support the contention that the compensation of the Company's CEO has a negative impact on the morale and productivity of the Company's non-senior executive employees. However, a closer review of the Glassdoor study cited reveals that CEO compensation is not the driving force in gauging employee satisfaction and productivity. Specifically, the Glassdoor study cited states that the relationship between a Chief Executive Officer's compensation and approval ratings is "complex and noisy, showing a slightly positive link in the middle range of CEO pay" and that "CEO approval is influenced by many factors other than executive pay." (Glassdoor, What Makes a Great CEO? August 2016, available at https://www.glassdoor.com/research/studies/what-makes-a-great-ceo/). Moreover, the Proposal cites the study, presumably to inform shareholders as to how they should vote, without providing additional relevant context indicating the study's applicability to the Company, and without identifying whether the Proponents actually attempted to apply the study's metrics to the Company's compensation practices. Unless a shareholder reviews the study to find the numerous considerations that are more important to employees than CEO pay, the context of the Supporting Statement obfuscates their existence and leads the shareholder to draw a negative inference from the Proponents' reference to the study, when in fact applying the tests that Glassdoor used in its study could actually place the Company's practices at the favorable end of the study's findings.

It is inappropriate to put before shareholders a proposal that cites a study's general statistical findings in support of the proposal without any specific context for their application, or without any assessment as to what the metrics of the study might yield if applied to the Company. Further to this point, we note that the Proponents do not reference other publications of Glassdoor that purportedly report actual employee assessments of the Company's CEO and work environment. As of December 13, 2016, Glassdoor's service that enables readers to "read reviews from employees" and "see what employees have to say about any company" indicates that the Company's CEO has a 86% approval rating among the Company's employee respondents. (Glassdoor, Companies & Reviews, BB&T, December 2016, available at https://www.glassdoor.com/Overview/Working-at-BB-and-T-EI_IE1893.11,19.htm). We also note that in 2011, Glassdoor identified the Company as the 25th highest ranked large company in the United States on its "Employees' Choice" of the "Best Places to Work" list. (Glassdoor, Best Places Work 2011 Employees' Choice available at https://www.glassdoor.com/Award/Best-Places-to-Work-2011-LST_KQ0,24.htm). While these types of statistics are not necessarily scientific in nature, they are at least specific to the Company and published by the same entity that is the source of the study cited by the Proponents in support of the Proposal, thereby making it difficult to decouple those sources. If taken at face value and taken together, the Glassdoor reviews would seem to indicate that the general conclusions of the Glassdoor study cited by the Proponents are not applicable to the Company, or at a minimum, that the Proponents' citation of the study requires further context for shareholder evaluation.

To this latter point, we further note that the Glassdoor study the Proponents cited concludes that "having better corporate culture alleviates the negative impact of CEO pay on approval ratings." As stated in the 2016 Proxy Statement, the Company has deliberately developed and consistently articulated a corporate culture over the past 40 years that has established the Company as a "mission-driven organization with a clearly defined set of values." (BB&T 2016 Proxy Statement, p. 22). This corporate culture encourages the Company's employees "to have a strong sense of purpose, a high level of self-esteem and the capacity to think clearly and logically" with the purpose of "creating a place where our associates can learn, grow and be fulfilled in their work." (BB&T 2016 Proxy Statement, p. 22). The Company carefully tracks the impact of its corporate culture on its employees. In its most recent annual employee survey, 82% of respondents reported a high level of engagement, compared to the industry average of 64%. Consistent with the Glassdoor findings with respect to the Company, 85% of respondents reported that they would recommend the Company as an employer and 88% reported that they were proud to work for the Company. (BB&T 2016 Corporate Responsibility

Report, p. 12, available at https://bbt.investorroom.com/corporate-social-responsibility). This emphasis on establishing a corporate culture that promotes the morale and productivity of Company employees is the type of "better" corporate culture that the Glassdoor study itself concludes partly alleviates a negative effect that CEO pay may have on approval ratings. Accordingly, the Supporting Statement's implication that the morale and productivity of the Company's employees is negatively impacted by the Chief Executive Officer's compensation is improper and materially misleading.

Accordingly, for the aforementioned reasons, the Proposal is excludable in its entirety under Rule 14a-8(i)(3) because significant portions of Supporting Statement are materially misleading in violation of Rule 14a-9.

C. The Proposal May Be Omitted in its Entirety in Reliance on Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." As stated in the 1998 Release, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Further the 1998 Release provides that there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release noted, in particular, that "management of the workforce" is an example of a task that is fundamental to management's ability to run a company. The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Historically, the Staff has determined that proposals relating to employee compensation involve matters relating to ordinary business and are therefore excludable under Rule 14a-8(i)(7). See Legal Bulletin No. 14A (July 12, 2002); *Xerox Corp.* (Mar. 31, 2000) (where the Staff concurred in the exclusion under Rule 14a-8(a)(7) of a proposal that would have called for a policy of providing competitive compensation to all of the company's employees on the grounds that it related to the company's "ordinary business operations (i.e., general employee compensation matters); *Raytheon Co.* (Mar. 11, 1998) (where the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (i) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid "employees; and (ii) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest- paid U.S. worker; finding that the proposal related to the company's ordinary business operations). Further, in *Yum! Brands, Inc.* (Feb. 24, 2015), a proposal requested that the compensation committee initiate a review of the company's executive compensation policies and make available upon request a summary of the report, which may include a comparison of the total compensation package of the top senior executives and Yum employees' median wage, and an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, noting "that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors."

Additionally, although the Staff has been reluctant to exclude shareholder proposals relating solely to executive compensation under Rule 14a-8, the Staff has allowed the exclusion of compensation proposals targeted at executives under Rule 14a-8(i)(7) when the focus of the proposal relates to a matter of ordinary business. See, e.g., *Exelon Corp.* (Feb. 21, 2007) (permitting exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that performance goals were achieved through a reduction in retirement benefits under Rule 14a-8(i)(7)). In *Exelon Corp.*, the Staff further concluded that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."

In the present case, if the Proposal calls for the Company's Compensation Committee to consider the average compensation of the Company's employees when establishing target compensation opportunities for the Chief Executive Officer, the Proposal attempts to alter the Company's general compensation philosophy, which is an ordinary business matter. Accordingly, although styled as directed towards CEO compensation, the Proposal addresses the compensation of employees in general and, therefore, may be excluded under Rule 14a-8(i)(7).

The Company's compensation philosophy, as outlined in its Compensation Committee Charter, is based on the following guiding principles: (i) compensation and reward systems are a management tool to achieve positive business results; (ii) competitive total compensation opportunities are provided based on relative industry performance; (iii) total compensation is aligned with relative internal performance; and (iv) all compensation arrangements are aligned with the risk management and corporate governance guidelines of the Company. Moreover, under the Compensation Committee Charter, the Compensation Committee is charged with monitoring the Company's plans to "assist in recruiting and retaining employees with ability and initiative" and, in connection with such efforts, emphasizing "variable compensation, which is tied to the financial results of the [Company], as well as associating the interests of employees with that of the [Company]." The Company's performance-based philosophy is well published and well known to its investors and over 37,000 employees alike. The Company believes that its corporate culture, including its performance-based philosophy, carefully crafted by the Board, has yielded significant and positive results for the Company, its shareholders and its employees. At its core, the Company's compensation philosophy is designed to attain and retain the most competent and best performing employees, and to compensate them accordingly. Interfering with this philosophy by potentially requiring the Board to adopt the Proponents' vague and indefinite policy could create uncertainty as to the Board's Compensation Committee's authority on compensation matters, including those of non-executive employees, and would therefore impact the Company's ordinary business operations.

Accordingly, for the aforementioned reasons, the Proposal is excludable in its entirety under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to contact me at 202.508.5852. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Sincerely,

KILPATRICK TOWNSEND & STOCKTON LLP

Edward G. Olifer

Enclosures

cc: Robert J. Johnson, BB&T Corporation
Lynn M. Panagos, Senior Vice President, Chevy Chase Trust
(Trustee for AFL-CIO Equity Index Fund)
George Wong, Office of the Comptroller of the State of New York
(Trustee for the New York State Common Retirement Fund)

EXHIBIT A

CHEVY CHASE TRUST
INVESTMENT ADVISORS

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

Lynn M. Panagos
SENIOR VICE PRESIDENT

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

November 7, 2016

Robert J. Johnson Jr.
BB&T Corporation
200 West Second Street
Winston-Salem NC, 27101

RE: AFL-CIO Equity Index Fund

Dear Mr. Johnson:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of BB&T Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The proposal requests that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. We recognize that the Compensation Committee may already take other employee pay into consideration, in which case enhanced disclosure would meet the intent of our proposal.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent separately. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

We welcome the opportunity to discuss this proposal with you in more detail. Please reach out to Maureen O'Brien, Director of Corporate Governance at Marco Consulting Group. Ms. O'Brien can be reached at 312-612-8446 or obrien@marcoconsulting.com.

Sincerely,

Lynn M Panagos

AFL-CIO Equity Fund Proposal – BB&T Corporation

RESOLVED: Shareholders of BB&T Corporation (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

SUPPORTING STATEMENT

Like at many companies, our Company's Compensation Committee uses peer group benchmarks of what other companies pay their CEOs to set its target CEO compensation. These target pay amounts are then subject to performance adjustments. To ensure that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure, we believe that the Compensation Committee should also consider the pay grades and/or salary ranges of Company employees when setting CEO compensation target amounts.

This proposal does not require the Compensation Committee to use other employee pay data in a specific way to set CEO compensation targets. Under this proposal, the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets. The Compensation Committee also will retain authority to use peer group benchmarks and/or any other metric to set CEO compensation target amounts.

Over time, using peer group benchmarks to set CEO compensation can lead to pay inflation. Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median. In addition, peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Overcompensation," Journal of Corporation Law, Spring 2013).

High pay disparities between CEOs and other senior executives may undermine collaboration and teamwork. According to Institutional Shareholder Services, an excessive pay disparity between the CEO and the next highest-paid named executive officer is a problematic pay practice that may result in a recommendation to its clients that they vote against advisory votes on executive compensation. (Institutional Shareholder Services, United States Proxy Voting Manual, February 23, 2016, p. 147).

In our view, the pay of non-executive employees should also be considered. High CEO compensation can impact the morale and productivity of employees who are not senior executives. According to a Glassdoor study of employee opinions, "Higher CEO compensation is statistically linked to lower CEO approval ratings on average" (Glassdoor, What Makes a Great CEO?, August 2016, available at https://www.glassdoor.com/research/studies/what-makes-a-great-ceo/).

For those reasons, we urge you to vote in favor of this proposal.

SEI New ways. New answers.®

1 Freedom Valley Drive
P.O. Box 1100
Oaks, PA 19456
T 610 676 1000
seic.com

November 8th, 2016

Via regular mail and email: rjjohnson@bbandt.com

Robert J. Johnson Jr.
Senior Executive Vice President
and General Counsel, Secretary and
Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street
Winston-Salem
North Carolina, 27101

RE: AFL-CIO Equity Index Fund

Dear Mr. Johnson Jr.:

Pursuant to a certain agreement between SEI Private Trust Company ("SPTC") and Chevy Chase Trust Company ("Chevy Chase"), Chevy Chase has engaged SPTC, a DTC participant, to serve as its subcustodian for certain assets of the AFL-CIO Equity Index Fund ("the Fund"). In that capacity, per SPTC's records, as of the close of business on November 7th, 2016, the Fund held 280,308 shares BB&T Corporation stock and the Fund has held at least 270,394 shares continuously for one year prior to November 7th, 2016.

Sincerely,

Kristina Young
Director
SEI Private Trust Company

EXHIBIT B

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-3931
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 15, 2016

Robert J. Johnson, Jr.
Senior Executive Vice President, General Counsel, Corporate Secretary
and Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

Dear Mr. Johnson:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting. The AFL-CIO Equity Index Fund is co-lead filing this proposal with the Fund.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of BB&T Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the BB&T Corporation's board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1343 should you have any further questions on this matter.

Very truly yours,

George Wong
Investment Officer – Corporate Governance

Enclosures

RESOLVED: Shareholders of BB&T Corporation (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

SUPPORTING STATEMENT

Like at many companies, our Company's Compensation Committee uses peer group benchmarks of what other companies pay their CEOs to set its target CEO compensation. These target pay amounts are then subject to performance adjustments. To ensure that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure, we believe that the Compensation Committee should also consider the pay grades and/or salary ranges of Company employees when setting CEO compensation target amounts.

This proposal does not require the Compensation Committee to use other employee pay data in a specific way to set CEO compensation targets. Under this proposal, the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets. The Compensation Committee also will retain authority to use peer group benchmarks and/or any other metric to set CEO compensation target amounts.

Over time, using peer group benchmarks to set CEO compensation can lead to pay inflation. Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median. In addition, peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Overcompensation," Journal of Corporation Law, Spring 2013).

High pay disparities between CEOs and other senior executives may undermine collaboration and teamwork. According to Institutional Shareholder Services, an excessive pay disparity between the CEO and the next highest-paid named executive officer is a problematic pay practice that may result in a recommendation to its clients that they vote against advisory votes on executive compensation. (Institutional Shareholder Services, United States Proxy Voting Manual, February 23, 2016, p. 147).

In our view, the pay of non-executive employees should also be considered. High CEO compensation can impact the morale and productivity of employees who are not senior executives. According to a Glassdoor study of employee opinions, "Higher CEO compensation is statistically linked to lower CEO approval ratings on average" (Glassdoor, What Makes a Great CEO?, August 2016, available at https://www.glassdoor.com/research/studies/what-makes-a-great-ceo/).

For those reasons, we urge you to vote in favor of this proposal.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

November 15, 2016

Mr. Robert J. Johnson, Jr.
Senior Executive Vice President, General Counsel, Corporate Secretary
and Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

Dear Mr. Johnson,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of BB&T Corporation continuously for at least one year as of and including November 15, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 2,089,000 shares of common stock as of November 15, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Gianna McCarthy – NSYCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 4th[h] Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: -1 718 242 1209 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.